Press Release

Ahold successful in
D&S litigation in the
Netherlands Antilles

Zaandam, The Netherlands, September 6, 2005 -- Ahold today announced that the Court of First Instance in the Netherlands Antilles (Gerecht in eerste aanleg van de Nederlandse Antillen) (the "Court") in its judgment of September 5, 2005 dismissed all claims filed by the public companies Distribucion y Servicio D&S S.A. and Servicios Profesionales y de Comercialization S.A. (together "D&S") against Disco Ahold International Holdings N.V. ("DAIH").

D&S initiated civil proceedings against DAIH in connection with Disco's acquisition in 2000 of Supermercados Ekono S.A. ("Ekono"), which owned supermarkets in Buenos Aires, Argentina. D&S alleged, amongst other things, that Disco underpaid a deferred portion of the purchase price by Argentina's "pesofication" law, which requires that all foreign currency debts be paid in Argentine pesos.

D&S sought approximately USD 47.5 million as well as interest at a rate of 18% per annum over an amount of nearly USD 80 million over the period from May 2, 2003 to August 21, 2003, and over an amount of around USD 47.5 million over the period from August 21, 2003 to the date of payment from DAIH in its capacity as surety of the deferred portion of the purchase price for the shares of Ekono. The Court's judgment, in which all claims of D&S have been dismissed with order to D&S to pay all procedural costs, allows for appeal.

Peter Wakkie, Ahold's Executive Vice President and Chief Corporate Governance Counsel commented: "I am delighted with this judgment and confident about a positive outcome for Ahold of the remaining legal proceedings initiated by D&S."*

*For details of remaining legal proceedings initiated by D&S, see page 178 of Ahold's Annual Report 2004

                                                                         2005029

Ahold Communications: +31 (0)75 659 5720

Ahold [Graphic omitted]

     www.ahold.com

Disclaimer

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the possible outcome of remaining legal proceedings initiated by D&S against Ahold and/or its (former) affiliates. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, Ahold's ability to defend itself and/or its (former) affiliates and actions of courts, government regulators, law enforcement agencies and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

Ahold [Graphic omitted]

     www.ahold.com

                                   Page 2 of 2